Exhibit 12.1

The First American Corporation

Computation of Ratio of Earnings to Fixed Charges

($ in 000s)

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007
Pre-tax income before adjustment for noncontrolling interests in consolidated subsidiaries and income/(loss) from investments in affiliates	$185,710	$104,926	$(551)	$104,355

Fixed Charges:
Interest expense	32,582	38,317	71,104	91,684
Appropriate portion (1/3) of rentals	39,212	51,357	98,263	112,762

Total Fixed Charges	71,795	89,674	169,367	204,445

Pre-tax income before adjustment for noncontrolling interests in consolidated subsidiaries and income/(loss) from investments in affiliates and fixed charges	$257,505	$194,600	$168,816	$308,800

Ratio of earnings to fixed charges	3.6	2.2	1.0	1.5